Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Owl Rock Capital Corporation II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$10,000,000.00	0.00927%	$927.00
Fees Previously Paid	$927.00		$927.00
Total Transaction Valuation	$10,000,000
Total Fees Due for Filing			$927.00
Total Fees Previously Paid			$927.00
Total Fee Offsets			$0.00
Net Fee Due			$0.00